Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

17002436

1. State the name of the applicant: NYSE National, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005

SEC
Mail Processing
Section

3. Provide the applicant's mailing address (if different):
   N/A

FEB 06 2017
Washington DC
412

4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)

RECEIVED
2017 FEB -6 PM 2:09
SEC / TM

5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Group, Inc.
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 12/12/05 (b) State/Country of formation: Delaware
   (c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 02/02/17 (MM/DD/YY) NYSE National, Inc. (Name of applicant)

By: [signature] (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this 2nd day of February (Month), 2017 (Year) by Amy Mauro (Notary Public)

My Commission expires May 29, 2020 County of Westchester State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

AMY MAURO
Notary Public State of New York
No. 01MA6262613
Qualified in Westchester County
Commission Expires May 29, 2020

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE National, Inc.

February 2, 2017

NYSE

SEC
Mail Processing
Section

FEB 06 2017

Washington DC
412

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

February 2, 2017

VIA FEDEX

Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed are an original and two copies of the amendments to the NYSE National, Inc. (fka National Stock Exchange, Inc., and together "the Exchange") Form 1 application pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.

The Exchange is filing an amendment to reflect its acquisition by NYSE Group, Inc. effective January 31, 2017 and the cessation of operations effective February 1, 2017, at which time its name changed from National Stock Exchange, Inc. to NYSE National, Inc.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary at (212) 656-2938 or martha.redding@theice.com

Sincerely,

Enclosures

Cc via email: Marlene Olsen
Division of Trading and Markets
Securities and Exchange Commission
OlsenM@SEC.gov

Jeanette Marshall
Division of Trading and Markets
Securities and Exchange Commission
MarshallJ@SEC.gov

EXHIBIT C

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE National, Inc.

FEBRUARY 2017

EXHIBIT C

Information in respect of each subsidiary or affiliate of NYSE National, Inc., including copies of the constitution, articles of incorporation or association with all amendments thereto, and of existing by-laws or rules or instruments corresponding thereto, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE National, Inc.

FEBRUARY 2017

EXHIBIT J

Lists of the officers, directors, members of all standing committees, or persons performing similar functions are kept up to date and will be made available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE National, Inc.

FEBRUARY 2017

EXHIBIT K

The ownership structure of NYSE National, Inc. is
as follows:

1. Full legal name: NYSE Group, Inc.

2. Title or status: Delaware corporation

3. Date title or status was acquired: January 31, 2017

4. Approximate ownership interest: 100% ownership interest

5. Whether the person has control: Yes, NYSE Group, Inc. has control.

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE National, Inc.

FEBRUARY 2017

EXHIBIT M

As of February 1, 2017, NYSE National, Inc. ceased operations and terminated the status of all Equity Trading Permit Holders.

The rule filing (SR-NSX-2017-04) regarding the cessation of operations is publicly available on the Exchange's website at www.NYSE.com and attached for reference is regulatory circular 2017-001.

National Stock Exchange

Regulatory Circular 17-001

Date: February 1, 2017

To: Equity Trading Permit Holders

Re: Regulatory Guidance In Connection with Cessation of Trading on the Exchange

Background

NYSE National, Inc. ("NYSE National" or the "Exchange"), formerly the National Stock Exchange, Inc. ("NSX"), is issuing this Regulatory Circular to provide guidance to Exchange Equity Trading Permit ("ETP") Holders in connection with the cessation of trading on NSX's trading system (the "System") as of Wednesday, February 1, 2017. The Exchange has filed with the Securities and Exchange Commission (the "Commission") a rule filing amending .01, Interpretations and Policies, under Rule 11.1 to add the following text:

> The Exchange shall cease trading on the System as of February 1, 2017. All Exchange Rules will remain in full force and effect through and after February 1, 2017.[1]

Key Considerations for ETP Holders

ETP Holders are advised of the following in connection with the cessation of trading activity on the System as of February 1, 2017:

- The ETP status of all ETP Holders will terminate as of the close of business on February 1, 2017.

- Effective February 1, 2017, the Exchange will no longer accept new ETP applications.

1 See SR-NSX-2017-04.

- The Exchange will continue to be registered as a national securities exchange and will continue to retain its status as a self-regulatory organization. The Exchange will fully discharge all of its obligations as a self-regulatory organization pursuant to the Securities Exchange Act of 1934 through and after February 1, 2017.

- All Exchange rules will remain in effect through and after the February 1, 2017, and the Exchange will retain disciplinary jurisdiction over all ETP Holders and persons associated with ETP Holders pursuant to Chapter VIII. of the Exchange's Rules and, specifically, Rule 8.1(b). Pursuant to Exchange rules, after February 1, 2017, the Exchange will enforce any rule violation that occurred prior to the cessation of operations.

Staff Contacts

Questions regarding this Regulatory Circular should be directed to:

Stephen Larson, Senior Director, NYSE Regulation, stephen.larson@theice.com, 212.656.3830, or

Sean Gilmartin, Director, NYSE Regulation, sean.gilmartin@theice.com, 212.656.3814.